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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                SCHEDULE 14D-1

                      TENDER OFFER STATEMENT PURSUANT TO

            SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------
                     UNION TEXAS PETROLEUM HOLDINGS, INC.
                           (NAME OF SUBJECT COMPANY)

                               ----------------
                             VWK ACQUISITION CORP.
                          ATLANTIC RICHFIELD COMPANY
                                   (BIDDERS)

                               ----------------
                    COMMON STOCK, PAR VALUE $0.05 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------
                                  90864010 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------
                              DIANE A. WARD, ESQ.
                             VWK ACQUISITION CORP.
                        C/O ATLANTIC RICHFIELD COMPANY
                            515 SOUTH FLOWER STREET
                             LOS ANGELES, CA 90071
                                (213) 486-2808
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                               ----------------
                                   COPY TO:
                              RICHARD HALL, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 474-1000

                               ----------------
                                  MAY 4, 1998
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)

                               ----------------
                           CALCULATION OF FILING FEE

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
                                                                      AMOUNT OF
TRANSACTION VALUATION*                                                FILING FEE
--------------------------------------------------------------------------------
$2,647,999,628.......................................................  $529,600

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* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 91,310,332 shares of common stock of the subject company, par value $0.05 per share, together with the associated common stock purchase rights (collectively, the "Shares"), at a price per Share of $29.00 in cash. Such number of Shares represents all the Shares outstanding as of May 1, 1998, plus the number of Shares issuable upon the exercise of all outstanding options or other rights to acquire Shares.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: None     Filing Party: N/A
    Form or Registration No.: N/A    Date Filed: N/A

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                              Page 1 of 7 pages.
                           Exhibit Index on page 7.

                             SCHEDULE 13D AND 14D-1


CUSIP NO. 90864010 5

    1.   NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ATLANTIC RICHFIELD COMPANY
         I.R.S. NO. 23-0371610
----------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [_]
         (b) [_]
----------------------------------------------------------------------------------
    3.   SEC USE ONLY
----------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS
         BK OO
----------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f) [_]
----------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
----------------------------------------------------------------------------------
    7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,833,334*
----------------------------------------------------------------------------------
    8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES [_]
----------------------------------------------------------------------------------
    9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         APPROXIMATELY 23.9% OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS AS
         OF MAY 1, 1998*
----------------------------------------------------------------------------------
    10.  TYPE OF REPORTING PERSON
         CO

* See footnote on following page.

                               Page 2 of 7 pages
                            Exhibit Index on page 7

                             SCHEDULE 13D AND 14D-1


CUSIP NO. 90864010 5

    1.   NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         VWK ACQUISITION CORP.
         I.R.S. NO. 95-4685496
----------------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
         (a) [_]
         (b) [_]
----------------------------------------------------------------------------------
    3.   SEC USE ONLY
----------------------------------------------------------------------------------
    4.   SOURCE OF FUNDS
         AF
----------------------------------------------------------------------------------
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f) [_]
----------------------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
----------------------------------------------------------------------------------
    7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,833,334*
----------------------------------------------------------------------------------
    8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES [_]
----------------------------------------------------------------------------------
    9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         APPROXIMATELY 23.9% OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS AS
         OF MAY 1, 1998*
----------------------------------------------------------------------------------
    10.  TYPE OF REPORTING PERSON
         CO


* On May 4, 1998, Atlantic Richfield Company ("Parent") entered into a Stockholder Agreement (the "Stockholder Agreement") with Petroleum Associates, L.P. and KKR Partners II, L.P. (the "Stockholders"), stockholders of Union Texas Petroleum Holdings, Inc., a Delaware corporation (the "Company"). The Stockholders have represented in the Stockholder Agreement that they have voting and dispositive control over 21,833,334 Shares. Pursuant to the Stockholder Agreement, the Stockholders have agreed to tender into the Offer (as hereinafter defined), and not to withdraw therefrom, all such Shares as well as any Shares thereinafter acquired by them. In addition, the Stockholders have granted an option to sell to Parent the Shares over which they have voting and dispositive control (including those acquired after the date of the Stockholder Agreement) at a price per Share equal to the Offer Price (as hereinafter defined), exercisable if, and only if, the Stockholders fail to comply with their obligation to tender into the Offer, and not to withdraw therefrom, such Shares and VWK Acquisition Corp., a wholly owned subsidiary of Parent (the "Purchaser"), has otherwise accepted Shares for purchase pursuant to the Offer. Under the Stockholder Agreement, the Stockholders have granted to certain individuals designated by Parent a proxy, which is irrevocable during the term of the Stockholder Agreement, with respect to the Shares subject to the Stockholder Agreement to vote such Shares under certain circumstances. Parent's right to purchase and vote the Shares subject to the Stockholder Agreement is reflected in Rows 7 and 9 of each of the tables above. A copy of the Stockholder Agreement is attached hereto as Exhibit (c)(2), and the Stockholder Agreement is described more fully in Section 12 of the Offer to Purchase dated May 8, 1998 (the "Offer to Purchase") attached hereto as Exhibit (a)(1).

                               Page 3 of 7 pages
                            Exhibit Index on page 7

  This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by the Purchaser and Parent of beneficial ownership of the Shares subject to the Shareholder Agreement. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Union Texas Petroleum Holdings, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1330 Post Oak Boulevard, Houston, Texas 77056.

  (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all the outstanding Shares at a price of $29.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

  (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser, a Delaware corporation, and Parent, a Delaware corporation. The Purchaser is a wholly owned subsidiary of Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and ARCO") of the Offer to Purchase and is incorporated herein by reference. Information regarding the names, business addresses, principal occupation and occupations, positions, offices or employments during the last five years as well as the other information required by Item 2 with respect to the directors and executive officers of the Purchaser and Parent is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference.

  (e) and (f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and ARCO") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) and (b) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

                               Page 4 of 7 pages
                            Exhibit Index on page 7

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and ARCO") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and ARCO"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; the Merger Agreement; the Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

  (e) The information set forth in Section 17 ("Stockholder Litigation") of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of May 4, 1998, among the Purchaser, Parent and the Company and the Stockholder Agreement, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and (c)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

 (a)(1) Offer to Purchase.
 (a)(2) Letter of Transmittal.
 (a)(3) Notice of Guaranteed Delivery.
 (a)(4) Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
 (a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
 (a)(6) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.
 (a)(7) Form of Summary Advertisement dated May 8, 1998.
 (a)(8) Text of Press Release dated May 4, 1998, issued by the Company and
        Parent.
 (a)(9) Text of Press Release dated May 8, 1998, issued by Parent.
 (b)(1) Credit Agreement dated as of December 15, 1994, among Parent, each
        Subsidiary Borrower, the Banks named therein and Morgan Guaranty Trust
        Company of New York, as Agent, as amended by Amendment No. 1 to Credit
        Agreement dated as of December 14, 1995.
 (b)(2) Bank Facility Commitment Letter dated May 4, 1998, among Parent, J. P.
        Morgan Securities Inc., Morgan Guaranty Trust Company of New York,
        BancAmerica Robertson Stephens, Bank of America NT & SA, Citicorp
        Securities, Inc., Citibank, N.A., Chase Securities Inc. and The Chase
        Manhattan Bank.
 (c)(1) Agreement and Plan of Merger dated as of May 4, 1998, among the Purchaser, Parent and the Company.
 (c)(2) Stockholder Agreement dated as of May 4, 1998, among Parent and the
        Stockholders.
 (d)    None.
 (e)    Not applicable.
 (f)    None.

                               Page 5 of 7 pages
                            Exhibit Index on page 7

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 1998

                                          VWK Acquisition Corp.

                                                   /s/ Terry G. Dallas
                                          By:
                                            -----------------------------------
                                             Name: Terry G. Dallas
                                             Title: President

                                          Atlantic Richfield Company

                                                   /s/ Terry G. Dallas
                                          By:
                                            -----------------------------------
                                             Name: Terry G. Dallas
                                             Title: Senior Vice President and
                                             Treasurer



                               Page 6 of 7 pages
                            Exhibit Index on page 7

                                 EXHIBIT INDEX

 EXHIBIT                                                                  PAGE
 NUMBER                           EXHIBIT NAME                           NUMBER
 ------- -------------------------------------------------------------   ------
 (a)(1)  Offer to Purchase............................................
 (a)(2)  Letter of Transmittal........................................
 (a)(3)  Notice of Guaranteed Delivery................................
 (a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
         Nominees.....................................................
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Banks, Trust
         Companies and Other Nominees.................................
 (a)(6)  Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9................................
 (a)(7)  Form of Summary Advertisement dated May 8, 1998..............
 (a)(8)  Text of Press Release dated May 4, 1998, issued by the
         Company and Parent...........................................
 (a)(9)  Text of Press Release dated May 8, 1998, issued by Parent....
 (b)(1)  Credit Agreement dated as of December 15, 1994, among Parent, each Subsidiary Borrower, the Banks named therein and Morgan
         Guaranty Trust Company of New York, as Agent, as amended by
         Amendment No. 1 to Credit Agreement dated as of December 14,
         1995.........................................................
 (b)(2)  Bank Facility Commitment Letter dated May 4, 1998, among
         Parent, J.P. Morgan Securities Inc., Morgan Guaranty Trust
         Company of New York, BancAmerica Robertson Stephens, Bank of
         America NT & SA, Citicorp Securities, Inc., Citibank, N.A.,
         Chase Securities Inc. and The Chase Manhattan Bank...........
 (c)(1)  Agreement and Plan of Merger dated as of May 4, 1998, among the Purchaser, Parent and the Company........................
 (c)(2)  Stockholder Agreement dated as of May 4, 1998, among Parent and the Stockholders.........................................

                               Page 7 of 7 pages
                            Exhibit Index on page 7